February 19, 2016

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 25, 2015
File No. 1-13692

Dear Mr. Thompson:

This letter is submitted by AmeriGas Partners, L.P. (the “Partnership” or “AmeriGas Partners”) in response to your letter dated January 26, 2016 relating to the above referenced filing by the Company. Set forth below in italics are the comments contained in the Staff’s letter, together with the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.	We note during Fiscal 2015 your business and results were significantly impacted by the decline in worldwide commodity prices for propane and you expect your results in Fiscal 2016 will be influenced by commodity prices. We also note on page 6 you disclose “retail propane industry volumes have been declining for several years and no or modest growth in total demand is foreseen in the next several years.” Please tell us and in future filings expand your disclosure within Management’s Discussion and Analysis to provide more specific insight regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on your operations.

Further, we note goodwill is approximately 47% of your total assets. As a result, the impact of the estimates and assumptions of your impairment testing would appear to be significant to your financial condition and operating performance. Please tell us your consideration of including a critical accounting policy providing investors with sufficient information about management’s insights and assumptions with regard to

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

the recoverability of your goodwill, including, if true, that none of your reporting units are at risk of failing step one of the goodwill impairment test. To the extent any of your reporting units are at risk of failing step one of the impairment test, please disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Response:

As discussed below, we do not believe that additional information is required in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) by Item 303(a)(3)(ii) of Regulation S-K. The uncertainties relating to the cost of propane and the volume of sales of propane are not uncertainties that are reasonably likely to have a material impact on total margin (defined as total revenues less total cost of sales), net income, liquidity or goodwill.

Impact of Commodity Prices

As a retail marketer and distributor of propane, the Partnership’s operations and results are subject to changes in wholesale propane commodity prices. The Partnership purchases propane from suppliers on the wholesale market and resells the propane principally to retail end-user consumers. The price of propane, as an energy commodity, is subject to price fluctuations in response to changes in supply or other market conditions. For example, during the fiscal year ended September 30, 2015 (“Fiscal 2015”), the wholesale commodity prices for propane as indicated by propane prices at major U.S. supply points such as Mont Belvieu, Texas, and Conway, Kansas, were approximately 50% lower than such prices in the fiscal year ended September 30, 2014 (“Fiscal 2014”). The Partnership’s propane supply contracts typically provide for pricing based upon (i) index formulas using current prices established at a major storage point such as Mont Belvieu, Texas, or Conway, Kansas, or (ii) posted prices at the time of delivery. As a result, the Partnership’s supply costs generally decline when there are market declines in wholesale propane prices.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

The Partnership’s retail propane business is a “margin-based” business in which total margin is dependent upon the excess of the sales price over propane supply costs. During periods of propane commodity price increases, the Partnership generally seeks to pass on such increases to its customers on a timely basis. A portion of the Partnership’s retail customers enter into fixed-price contracts. In order to manage market price risk associated with fixed-price contracts, the Partnership uses derivative financial instruments and forward physical contracts, and may also adopt supply procurement and product cost risk management practices to reduce the effects of volatility in wholesale commodity prices on unit margins. The successful execution of these product cost management practices has resulted in the Partnership’s ability to recover its product cost increases from customers and to maintain average unit margins. As evidenced by the data included in the Average Propane Spot Market Prices graph on page 6 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2015 (the “Annual Report”), propane spot market prices have been volatile over the last 5 years presented. During that period, the Partnership has been successful in maintaining or increasing average unit margins.

Conversely, when wholesale propane commodity prices decline, as was experienced during Fiscal 2015, the Partnership’s customers generally benefit from such price decreases through lower selling prices. Also during periods of declining supply costs, the Partnership’s unit margins generally benefit from the declining propane commodity costs. This positive impact on margin from the lower commodity prices during Fiscal 2015 is described as follows in the “Executive Overview” of our MD&A, beginning on page 23 of the Annual Report:

“…Adjusted total margin in Fiscal 2015 decreased $60.5 million (3.8%) as a result of the lower retail volumes sold partially offset by slightly higher average retail unit margin. The increase in average retail unit margin reflects in part the effects of significantly lower commodity propane prices during Fiscal 2015.”

Accordingly, the declines in wholesale propane prices that were experienced during the last year have generally not had a negative impact on the Partnership’s profitability. The Partnership’s profitability also benefits from less price-induced conservation for certain of its customers and the lower prices generally reduce the Partnership’s exposure to customer credit risk and payment default. Additionally, the lower propane prices also reduce the Partnership’s cash needed to fund investments in working capital, principally customer accounts receivable and inventory.

As noted on page F-15 of our Annual Report, we evaluate the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Our long-lived assets principally comprise the property, plant and equipment that support our retail propane distribution business, which principally comprises customer and partnership storage tanks, distribution-related equipment including propane transport and delivery and service vehicles, and our retail store locations. Declining propane commodity prices do not have a negative impact on the fair values of these long-lived assets

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

because our investment in such assets is recovered through the propane distribution total margin, which is not negatively affected by the decline in the cost of wholesale propane. As previously noted, during periods of declining wholesale propane commodity prices our retail propane unit margins generally expand, which enhances our ability to recover our investments in these assets.

Because many of our customers rely on propane as a heating fuel, the single most important factor affecting the Partnership’s profitability from year to year has been weather in our service territories. The weather has a direct impact on the volumes that we distribute.

Based upon the discussion above, the decline in propane commodity prices did not have, and is not reasonably likely to have, a material impact on our results of operations or financial condition. Additionally, such declines in prices did not result in, and further declines are not reasonably likely to be, a triggering event that will result in an impairment of our long-lived assets. Although changes in propane commodity prices do not have a direct impact on our unit margins for the reasons described above, we will continue to describe in our MD&A the period-over-period impact of changes in wholesale propane commodity prices on revenues and cost of sales. If our assessment of the impact of decreasing energy prices changes, we will consider whether disclosure in the MD&A is required by Item 303(a)(3)(ii).

Impact of Propane Industry Volumes Trends

As noted on page 6 of the Annual Report under the heading “Competition,” retail propane industry volumes have been declining for several years and no or modest growth in total demand is foreseen in the next several years. Among other things, this decline in demand is the result of the impact of conservation and energy efficiency and technological advances as well as the expansion of natural gas into areas that previously did not have such access. As a result, as disclosed on page 6 of the Annual Report, the Partnership’s ability to grow in a no or low growth business environment is dependent upon the expansion of its National Accounts and AmeriGas Cylinder Exchange (“ACE”) programs, its ability to acquire and successfully integrate other retail propane distributors as well as its ability to attract and retain customers. The expansion of our National Accounts and ACE programs has been effective in offsetting the impact of the decline in retail propane industry volumes, and the Partnership has been successful in acquiring and integrating both small and large retail propane distribution companies, including the Heritage Propane acquisition on January 12, 2012, and continues to pursue growth through its acquisition program. As a result of these growth initiatives, the decline in industry total volumes has not had a significant impact on the Partnership’s profitability. Furthermore, as the factors that cause minimal or no growth within the industry are generally long-term in nature, the impact on year-over-year results is not material to a year-to-year analysis and are not uncertainties requiring disclosure in the Partnership’s MD&A because they are not reasonably likely to have a material impact on revenues, net income or liquidity during the next several years. Accordingly, we believe that it is more appropriate to include such general long-term growth trends in the “Business” section of our Annual Report (Item 1).

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

Goodwill

In accordance with the provisions of ASC 350, we have determined that AmeriGas Partners comprises a single reporting unit for the purposes of evaluating goodwill impairment because its over 700 local offices from which it operates its retail propane distribution business qualify for component aggregation under the criteria in ASC 350-20-35-35. We perform our annual goodwill impairment test as required by ASC 350 during the fourth fiscal quarter. As permitted under ASC 350, during our Fiscal 2015 annual evaluation of goodwill impairment, we assessed qualitative factors to determine whether it is more likely than not that the fair value of the Partnership is less than its carrying amount including goodwill.

In performing our assessment, we considered, among other things, the market value of AmeriGas Partners Common Units and the associated market capitalization of the Partnership. AmeriGas Partners Common Units are actively traded. We believe that the market price of an actively traded security such as AmeriGas Partners Common Units is a significant, market-based indicator of the fair value of the Partnership. Historically, the fair value of the Partnership as indicated by the Common Unit price of AmeriGas Partners has been substantially in excess of the Common Units’ book value and the associated carrying amount of the Partnership, including goodwill. As determined by the market price of AmeriGas Partners Common Units, the fair value of the Partnership over its carrying value was substantially in excess of its carrying amount at September 30, 2015 and during all of Fiscal 2015.

Because of the readily available market price of AmeriGas Partners Common Units as a significant indicator of the AmeriGas Partner’s fair value, we do not believe that the evaluation of goodwill impairment for the Partnership requires significant estimates or judgments and, therefore, we have not considered it to represent a critical accounting policy or estimate. Furthermore, the fair value of the Partnership has historically been substantially in excess of its carrying amount. We believe that it is the intent of the Commission through its Release No. 33-8350 to include in critical accounting policies and estimates only those that involve significant judgments and uncertainties. If, in the future, the fair value of the Partnership is not substantially in excess of its carrying amount, we will provide appropriate disclosure in accordance with Item 303(a)(3)(ii) of Regulation S-K, Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, and any other applicable rules and regulations and Staff guidance.

*        *        *

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-7000, or Linda L. Griggs, of Morgan, Lewis & Bockius, LLP, at (202) 739-5245.

Very truly yours,

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Hugh J. Gallagher
Name: Hugh J. Gallagher
Title: Vice President - Finance and Chief Financial Officer

cc:	Linda L. Griggs